UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission file number: 001-38783

Village Farms International, Inc.

(Translation of Registrant’s name into English)

4700-80th Street

Delta, British Columbia Canada

V4K 3N3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F                 ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Amended Report on Form 6-K is being filed to correct note 7 to the Unaudited Condensed Consolidated Interim Financial Statements of Village Farms International, Inc. (the “Company”) contained in Exhibit 99.1 of the Company’s original Report on Form 6-K filed on August 13, 2019 (the “Original Form 6-K”). Except for the refiling of Exhibit 99.1 [and the certifications contained in Exhibits 99.4 and 99.5], no other changes have been made to the Original Form 6-K.

Exhibit 99.1 to this Amended Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Number 333-230298<tel:333-230298>) and Form F-10 (Registration Number 333-232115<tel:333-232115>) of the Company and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

[Exhibits 99.4 and 99.5 to this Amended Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Village Farms International, Inc. (Registrant)

Date: August 13, 2019	By:	/s/ Stephen C. Ruffini
Stephen C. Ruffini
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Unaudited Condensed Consolidated Interim Financial Statements
Exhibit 99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations*
Exhibit 99.3	Press Release dated August 12, 2019*
Exhibit 99.4	52-109F2R – Certification of interim filings -CEO
Exhibit 99.5	52-109F2R – Certification of interim filings - CFO

*	Previously filed or furnished with the Original Form 6-K.